ASSOCIATED CAPITAL GROUP, INC.

One Corporate Center

Rye, New York 10580

October 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Associated Capital Group, Inc.

Registration Statement on Form 10

File No. 001-37387

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Associated Capital Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 2, 2015 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows:  GAMCO Investors, Inc., the parent company of the Company, and the Company wish to commence the process of printing and mailing the information statement, which is filed as an exhibit to the Registration Statement, as soon as practicable.

In connection with the Registration Statement, the Company hereby acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 30, 2015

If you have any questions, please do not hesitate to contact Keith Pisani of Paul Hastings LLP at (212) 318-6053.  The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Keith Pisani and that such effectiveness also be confirmed in writing.

Very truly yours,

ASSOCIATED CAPITAL GROUP, INC.

By:	/s/ Kieran Caterina
Kieran Caterina
Chief Financial Officer

cc:                                Keith D. Pisani, Esq.

Paul Hastings LLP